UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements for the Years Ended December 31, 2010 and 2009	4-15

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	16

SIGNATURES	17

EXHIBIT:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	18

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, CT

June 28, 2011

Page	1

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

INVESTMENTS, AT FAIR VALUE:
Non-participant-directed investments:
Investment in Master Trust	$53,758,874	$43,379,723
Participant-directed investments:
Investment in Master Trust	19,130,296	15,768,306
Mutual funds	189,089,418	159,530,020
Money market fund	220,216	112,395
Common collective trust	80,109,640	76,706,429
Common stocks	-	62,389

Total investments	342,308,444	295,559,262

RECEIVABLES:
Company contributions	2,453,529	1,849,217
Participant contributions and loan payments	22,453	657,756
Notes receivable from participants	9,722,491	9,031,070

Total receivables	12,198,473	11,538,043

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	354,506,917	307,097,305
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,021,842)	(1,885,488)

ASSETS AVAILABLE FOR BENEFITS	$351,485,075	$305,211,817

See Notes to Financial Statements

Page	2

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:
Contributions:
Participant	$18,964,070	$19,162,969
Company	5,670,691	6,162,181
Rollover	1,410,865	1,344,313

Total contributions	26,045,626	26,669,463

Investment income:
Interest income	2,287,468	2,450,662
Interest income on notes receivable from participants	589,495	601,003
Dividends	4,348,830	4,008,237
Net appreciation in fair value of investments	40,591,136	57,225,087

Net investment income	47,816,929	64,284,989

Other additions	27,588	19,901

Total additions	73,890,143	90,974,353

DEDUCTIONS:
Benefits paid to participants	(27,542,264)	(20,597,560)
Administrative and other expenses	(74,621)	(58,766)

Total deductions	(27,616,885)	(20,656,326)

INCREASE IN ASSETS	46,273,258	70,318,027

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	305,211,817	234,893,790

End of year	$351,485,075	$305,211,817

See Notes to Financial Statements

Page	3

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

General — The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Group (“Vanguard”) serves as the trustee and recordkeeper of the Plan, and a Master Trust agreement between Crane Co. and Vanguard (“the Master Trust”) was set up to hold all Crane Co. common stock held by the Plan – see Note 6. The Master Trust consists solely of the Crane Co. Common Stock Fund which includes (a) Company matching contributions (which are non-participant-directed), and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Common Stock Fund, and is qualified as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code.

Plan Amendments —The Plan was originally effective January 1, 1985. The Plan was amended effective July 1, 2009 to reflect a reduction in the Company’s matching contribution to 25 percent of the first six percent of each participant’s deferred savings. The Plan was most recently amended on July 26, 2010, to be effective January 1, 2011. The amendments reflect an (i) increase in the Company’s matching contribution from 25 percent to 50 percent of the first six percent of each participant’s deferred savings, and (ii) extension of the 2% non-matching Company contribution to any participant not eligible to accrue a benefit under the Crane Pension Plan or the ELDEC Corporation and Interpoint Corporation Retirement Plan (the “ELDEC Plan”).

Administration of the Plan — The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

Participation — Subject to certain conditions , U.S. employees of Crane Co. and participating Crane Co. subsidiaries whose terms of employment are not subject to a collective bargaining agreement, or are not otherwise eligible to participate in a separate 401(k) plan of the Company are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

Contributions and Funding Policy — Participants may elect to contribute to the Plan from one to seventy-five percent of their annual compensation. The contribution limit for highly compensated employees, defined as those whose earnings equal at least $110,000 in 2010 and 2009, is limited to ten percent. Participants who have attained age 50 before the close of the Plan year will be eligible to make catch-up contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis a percentage (as noted below) of the first six percent of each participant’s deferred savings, as follows:

Date	Company Match
January 1, 2009 – June 30, 2009	50%
July 1, 2009 – December 31, 2010	25%

Matching contributions are automatically invested in Crane Co. common stock which is part of the Master Trust. In accordance with the Code, participant pretax contributions could not exceed $16,500 in 2010 and 2009. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

Page	4

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provides a 2% non-matching Company contribution to certain participants who are not eligible to participate in the Company-sponsored defined benefit pension plan (the “Crane Pension Plan”) or the ELDEC Plan due to freezing of participation in those plans effective January 1, 2006.

Rollover Contributions —Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances of new employees transferred from other non-company qualified plans.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a money market fund, a common collective trust and the Crane Co. Common Stock Fund as investment options for participants in 2010. In 2009, the plan also offered the Huttig Stock Fund as an investment option.

Administrative Expenses — Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust and the Huttig Stock Fund) are paid by the Company in compliance with the terms of the Plan and Department of Labor guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Employee contributions are 100% vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

Forfeited Accounts — As of December 31, 2010 and 2009, forfeited non-vested accounts totaled $220,216 and $112,466, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $342,900 and $563,469 from forfeited non-vested accounts during the years ended December 31, 2010 and 2009, respectively.

Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and may be used to reduce future Company contributions or for other proper Plan purposes.

Page	5

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate as of the date the loan is made, plus two percent. Principal and interest are paid ratably through regular payroll deductions and credited to the participant’s accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

Basis of Accounting —The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation —The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at the net asset value of shares published for the last business day of the year. Money market funds are stated at amortized cost, which approximates fair value. The Vanguard Retirement Savings Trust III is a common collective trust fund administered by Vanguard. The Vanguard Retirement Savings Trust III invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The Vanguard Retirement Savings Trust III is stated at fair value and then adjusted to contract value as described below. Fair value of the Vanguard Retirement Savings Trust III is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The investment in the Master Trust and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock on the last business day of the year.

The statements of assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis.

Investment Transactions and Income Recognition — Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on each participant’s relative beginning balance.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the Plan document.

Payment of Benefits —Benefit payments are recorded when paid.

Use of Estimates —The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties —The Plan utilizes various investment instruments, including mutual funds, a money market fund, common stock funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities

Page	6

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a concentration of investments in Crane Co. common stock and there is a possibility that changes in the value of Crane Co. common stock could occur and affect the amounts reported in the statements of assets available for benefits.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Standards —

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at net asset value (“NAV”) of shares held by the Plan at year-end.

Money Market Fund: Valued at amortized cost, which approximates fair value.

Collective Trust Fund: Valued at the NAV of shares of a bank collective trust held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

Investment in Master Trust: Valued at the closing price reported on the active market on which the individual securities are traded.

Page	7

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Fair Value Measurements at December 31, 2010 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Domestic stock funds	$110,969,723	$-	$-	110,969,723
International stock funds	25,029,542	-	-	25,029,542
Balanced funds	39,810,889	-	-	39,810,889
Bond funds:
U.S. Government and agency obligations	9,308,765	-	-	9,308,765
Corporate bonds	2,708,970	-	-	2,708,970
Sovereign bonds	571,008	-	-	571,008
Asset-backed/Commercial mortgage-backed securities	517,891	-	-	517,891
Other	172,630	-	-	172,630
Money market funds	220,216	-	-	220,216
Common collective trust:
Fixed income fund	-	80,109,640	-	80,109,640
Plan interest in Master Trust:
Crane Co. Common Stock	72,889,170	-	-	72,889,170

Total investments, at fair value	$262,198,804	$80,109,640	$-	$342,308,444

Page	8

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:				-
				-
Domestic stock funds	$98,173,493	$-	$-	98,173,493
International stock funds	20,534,676	-	-	20,534,676
Balanced funds	32,264,553	-	-	32,264,553
Bond Funds:		-	-	-
U.S. Government and agency obligations	6,092,797	-	-	6,092,797
Corporate bonds	1,702,902	-	-	1,702,902
Sovereign bonds	198,514	-	-	198,514
Asset-backed/Commercial mortgage-backed securities	316,620	-	-	316,620
Other	246,465	-	-	246,465
Money market funds	112,395	-	-	112,395
Common stock	62,389	-	-	62,389
Common collective trust:
Fixed income fund		76,706,429	-	76,706,429
Plan interest in Master Trust:
Crane Co. Common Stock	59,148,029	-	-	59,148,029

Total investments, at fair value	$218,852,833	$76,706,429	$-	$295,559,262

Page	9

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4.	INVESTMENTS

The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2010 and 2009, are as follows:

	December 31, 2010		December 31, 2009
	Shares/Units	Fair Value	Shares/Units	Fair Value
Investment in Master Trust (a) (b)	1,774,755	$72,889,170	1,931,692	$59,148,029
Vanguard 500 Index Fund Investor Shares (b)	181,123	20,977,676	162,904	16,725,324
Eaton Vance Large Cap Value Fund A	1,265,369	23,118,285	1,379,218	23,143,281
American Funds Growth R4 Class	936,745	28,280,322	1,009,938	27,379,415
Vanguard Target Retirement 2015 Fund (b)	1,724,171	21,414,206	1,752,243	19,817,866
Vanguard Retirement Savings Trust lll (b) (c)	77,087,798	80,109,640	76,706,429	76,706,429
Thornburg International Value Fund (d)	571,660	16,349,469	613,348	15,536,107

(a) The Investment in Master Trust consisted of participant-directed investments and non-participant-directed investments of $53,758,874 and $19,130,296, respectively, at December 31, 2010.

(b) Represents a party-in-interest to the Plan.

(c) The contract value of the Vanguard Retirement Savings Trust lll amounted to $77,087,798 and $74,820,941 at December 31, 2010 and 2009, respectively.

(d) The fair value of the Thornburg International Value Fund represents less than 5% of the Plan's assets at December 31, 2010.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2010	2009
Mutual funds:
Domestic stock funds	$14,320,500	$20,335,157
International stock funds	2,562,143	4,086,711
Balanced funds	3,564,911	4,724,196
Bond funds	153,585	69,405
Investment in Master Trust	19,994,064	27,981,501
Common stocks	(4,067)	28,117

	$40,591,136	$57,225,087

Page	10

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of the Master Trust is non-participant-directed because it consists of matching contributions from the Company. Information about the net assets and the significant components of the changes in assets relating to this investment were as follows:

	December 31, 2010	December 31, 2009
Assets:
Investment in Master Trust	$53,758,874	$43,379,723

	Year ended December 31, 2010	Year ended December 31, 2009
Changes in assets:
Contributions	3,148,285	4,836,923
Dividends	1,184,012	1,187,564
Net appreciation	14,478,755	20,025,369
Benefits paid to participants	(3,749,159)	(2,498,429)
Transfers to participant-directed investments	(6,513,483)	(5,375,351)

Page	11

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

6.	INTEREST IN MASTER TRUST

The Plan has a Master Trust to hold the Crane Co. Common Stock Fund. This trust account at Vanguard (“Trustee”) consists of an undivided interest in an investment account of the Master Trust, and is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Crane Co. Union Savings and Investment Plan as well as the ELDEC Plan with the Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the three participating plans. The net assets and investments of the Master Trust at December 31, 2010 and 2009 are summarized as follows:

	2010	2009
Investment in Master Trust - at fair value Crane Co. Common Stock	$75,084,827	$60,873,193

Percentage of Total Master Trust related to the Plan	97.1%	97.2%

Investment income of the Master Trust for the year ending December 31, 2010 and 2009 is summarized below:

	2010	2009
Interest and dividend income, investments	$94	$4,447
Net appreciation in fair value of investments	20,564,317	29,186,148

	$20,564,411	$29,190,595

7.	COMMON COLLECTIVE TRUST

The Vanguard Retirement Savings Trust III (the “Fund”) is a collective trust fund sponsored by Vanguard. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, such as premature termination of the contracts by the Plan, plan termination, bankruptcy, mergers, and early retirement incentives. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

8.	NET ASSET VALUE (“NAV”) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2010.

Page	12

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2010 and 2009:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Vanguard Retirement Savings Trust III (a)	$80,109,640	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Vanguard Retirement Savings Trust III (a)	$76,706,429	None	Immediate	None	None

*   The fair value of the investment has been estimated using the net asset value of the investment.

(a) This fund seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high quality bonds and bond mutual funds.

9.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is a trustee as defined by the Plan (see Note 1), and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2010 and 2009 were $169,897,277 and $142,796,426, respectively. These funds earned net investment income of $11,904,473 and $12,515,456 for the years ended December 31, 2010 and 2009, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2010 and 2009, the Plan held 1,774,755 and 1,931,692 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $47,652,293 and $49,144,174, respectively, and fair value of $72,889,170 and $59,148,029, respectively. The shares held by the Plan at December 31, 2010 and 2009 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2010 and 2009, the Plan recorded investment income of $19,994,064 and $27,985,691, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

10.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to

Page	13

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

11.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and a request for an updated determination of the Plan and related trust’s qualified status is pending with the IRS. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

12.	ACTUAL DEFERRAL PERCENTAGE (“ADP”) TESTING

Based on non-discrimination tests, the Plan did not pass the ADP test in 2010. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees (per IRS regulations) may exceed the level of elective contributions made on behalf of non-highly compensated employees. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the Employee Plans Compliance Resolution System (“EPCRS”), an amnesty program sponsored by the IRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.

The Plan also did not pass the ADP test in 2009. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the EPCRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.

Considering the remedial actions taken and to be taken pursuant to the provisions of the Plan document and the Code, management believes that this compliance issue will not affect the tax-exempt status of the Plan.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Statement of net assets available for benefits:
Assets available for benefits per the financial statements	$351,485,075	$305,211,817

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,021,842	1,885,488

Deemed distributions	(192,527)	(167,142)

Assets available for benefits per the Form 5500, at fair value	$354,314,390	$306,930,163

	2010	2009
Increase in assets available for benefits per the financial statements	$46,273,258	$70,318,027
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	1,136,354
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	-	3,203,366
Deemed distributions	(192,527)	(167,142)

Increase in assets available for benefits per Form 5500	$47,217,085	$73,354,250

14.   SUBSEQUENT EVENT

In April 2011, $9,226,646 was transferred to the Plan from the Merrimac 401(k) Plan related to the Company’s February 2010 acquisition of Merrimac Industries, Inc.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EMPLOYER ID NO: 13-1952290

PLAN ID NO: 038

DECEMBER 31, 2010

( a )	( b )	( c )	( d )	( e )
Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	**	$28,280,322
	Columbia Mid Cap Value Fund Class Z	Registered Investment Company	**	12,980,707
	Columbia Small Cap Value II Fund; Z Share Class	Registered Investment Company	**	731,450
	Eaton Vance Large Cap Value Fund; I Shares	Registered Investment Company	**	23,118,285
	Munder Mid Cap Core Growth - Y Shares	Registered Investment Company	**	10,792,515
	Sentinel Small Company Fund Class A	Registered Investment Company	**	7,269,249
	Thornburg International Value Fund R5	Registered Investment Company	**	16,349,469
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	**	20,977,676
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	**	3,931,329
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	220,216
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	**	2,888,190
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	381,655
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	1,369,328
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	21,414,206
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	4,708,106
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	4,127,657
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	1,974,479
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	2,009,654
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	1,504,532
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	653,504
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	495,874
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	1,432
*	Vanguard Target Retirement Inc	Registered Investment Company	**	1,170,462
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	13,279,264
*	Vanguard Total International Stock Index Fund	Registered Investment Company	**	8,680,073
*	Vanguard Retirement Savings Trust III***	Common/Collective Trust	**	80,109,640
*	Crane Co. Stock Fund	Company Stock Fund	$47,652,293	72,889,170
*	Loans to various participants****		-	9,529,964

	Loans have interest rates ranging from 5% - 11.5% and mature in 2011 through 2025 (1,431 loans outstanding)			$351,838,408

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Vanguard Retirement Savings Trust III at contract value amounted to $77,087,798 at December 31, 2010.
****	Represents total loans outstanding, net of $192,527 of deemed distributions.

See accompanying Report of Independent Registered Public Accounting Firm

Page	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 28, 2011

Page	17